Free Writing Prospectus No. 2,142

Registration Statement Nos. 333-221595; 333-221595-01

Dated June 11, 2019

Filed Pursuant to Rule 433

Morgan Stanley Finance LLC Trigger Yield Notes

Based on 3-Month USD LIBOR due June 18, 2020

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

Investment Description

The Trigger Yield Notes (the “Securities”) are unsecured and unsubordinated debt obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The Securities provide a return based on the performance of 3-Month USD LIBOR (the “Reference Rate”). The terms of the Securities differ from those of ordinary debt securities. Ordinary floating rate debt securities linked to an interest rate typically provide for the return of principal at maturity, subject to our credit risk, and the payment of interest that depends on the interest rate to which such securities are linked. Any decline in such interest rate would potentially affect the interest payable on such securities, but would not adversely affect the payment at maturity. The Securities do not pay interest based on the Reference Rate and, unlike ordinary debt securities, do not guarantee the repayment of any principal at maturity. Instead, on each quarterly Coupon Payment Date, MSFL will make a Quarterly Coupon payment regardless of the performance of the Reference Rate. If the Reference Rate on the Final Valuation Date (the “Final Reference Rate”) is greater than or equal to the Downside Threshold (which is 50% to 55% of the Initial Reference Rate, as set on the Trade Date), MSFL will make a cash payment to you at maturity equal to the principal amount of your Securities, in addition to the Quarterly Coupon otherwise due. However, if the Final Reference Rate is less than the Downside Threshold, MSFL will pay you significantly less than the full principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the negative Reference Rate Return from the Trade Date to the Final Valuation Date, in addition to the Quarterly Coupon otherwise due. In this case, you will have full downside exposure to the Reference Rate from the Initial Reference Rate to the Final Reference Rate and could lose some or all of your initial investment in the Securities. The Securities may be appropriate for investors who seek an opportunity for income at a potentially above-market rate in exchange for the risk of losing their principal at maturity based on changes in the Reference Rate. You will not participate in any appreciation of the Reference Rate. Investing in the Securities involves significant risks. You will lose a significant portion or all of your principal amount at maturity if the Final Reference Rate is less than the Downside Threshold. If the Final Reference Rate is less than the Downside Threshold, the payment at maturity will be based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate, and a very small absolute percentage point change in the Reference Rate can result in a significant loss on the Securities. For example, assuming a hypothetical Initial Reference Rate of 2.50000% and a hypothetical Downside Threshold of 1.37500% (55% of the hypothetical Initial Reference Rate), if the Final Reference Rate were to decline by only 1.75000 percentage points to 0.75000%, while the absolute percentage point change in the Reference Rate is only 1.75000%, that movement actually represents a 70% decline from the hypothetical Initial Reference Rate to the hypothetical Final Reference Rate, and you would lose 70% of your principal. You will lose all of your principal amount at maturity if the Final Reference Rate is zero or negative. Generally, the higher the Coupon Rate for the Securities, the greater risk of loss on those Securities. Your return potential on the Securities is limited to the Quarterly Coupons payable on the Securities, and you will not participate in any increase in the Reference Rate. If you are able to sell the Securities prior to maturity, you may receive substantially less than the principal amount even if the level of the Reference Rate is greater than the Downside Threshold at the time of sale.

All payments are subject to our credit risk. If we default on our obligations, you could lose a significant portion or all of your investment. These Securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Features	Key Dates*

❑ Quarterly Coupon: On each Coupon Payment Date, MSFL will pay you the Quarterly Coupon regardless of the performance of the Reference Rate.

❑ Downside Exposure with Contingent Repayment of Principal at Maturity: If the Final Reference Rate is greater than or equal to the Downside Threshold, MSFL will make a cash payment to you at maturity equal to the principal amount of your Securities, in addition to the Quarterly Coupon otherwise due. However, if the Final Reference Rate is less than the Downside Threshold, MSFL will repay less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the negative Reference Rate Return from the Trade Date to the Final Valuation Date, in addition to the Quarterly Coupon otherwise due. The Final Reference Rate is observed relative to the Downside Threshold only on the Final Valuation Date. If you are able to sell the Securities prior to maturity, you may receive substantially less than the principal amount even if the level of the Reference Rate is greater than the Downside Threshold at the time of sale. Any payment on the Securities is subject to our creditworthiness.

Trade Date	June 14, 2019
Settlement Date	June 18, 2019
Coupon Payment Dates	Quarterly. See “Coupon Payment Dates” on page 4 for details.
Final Valuation Date**	June 15, 2020
Maturity Date**	June 18, 2020

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, we may change the Coupon Payment Dates, the Final Valuation Date and/or the Maturity Date so that the stated term of the Securities remains the same.

** Subject to postponement if the Final Valuation Date is not a London banking day. See “Postponement of Final Valuation Date and Maturity Date” under “Additional Terms of the Securities.”

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE SECURITIES DO NOT GUARANTEE THE REPAYMENT OF THE FULL PRINCIPAL AMOUNT AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE REFERENCE RATE. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING OUR DEBT OBLIGATIONS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES. THE SECURITIES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE A SIGNIFICANT PORTION OR ALL OF YOUR PRINCIPAL AMOUNT.

Security Offering

This free writing prospectus relates to Trigger Yield Notes Based on 3-Month USD LIBOR. The Initial Reference Rate, Coupon Rate and Downside Threshold will be determined on the Trade Date. The Initial Reference Rate will be the Reference Rate on the Trade Date. The Securities are offered at a minimum investment of $1,000 and integral multiples thereof.

Reference Rate	Coupon Rate*	Initial Reference Rate	Downside Threshold*	CUSIP	ISIN
3-Month USD LIBOR	At least 10.00% per annum. Each Quarterly Coupon will be a fixed amount based on equal quarterly installments at the Coupon Rate.		50% to 55% of the Initial Reference Rate	61766YEA5	US61766YEA55

*The actual Coupon Rate and Downside Threshold will be determined on the Trade Date.

See “Additional Information about Morgan Stanley, MSFL and the Securities” on page 2. The Securities will have the terms set forth in the accompanying prospectus and prospectus supplement and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Estimated value on the Trade Date	Approximately $948.80 per Security, or within $78.80 of that estimate. See “Additional Information about Morgan Stanley and the Securities” on page 2.
	Price to Public	Underwriting Discount(1)	Proceeds to Us(2)
Per Security	$1,000	$20	$980
Total	$	$	$

(1) UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $20 for each Security it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” on page 26 of this free writing prospectus.

(2) See “Use of Proceeds and Hedging” on page 24.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is our affiliate and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” on page 26 of this free writing prospectus.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley, MSFL and the Securities

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying prospectus supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Prospectus supplement dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011241/dp82788_424b2-seriesa.htm

t	Prospectus dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011237/dp82798_424b2-base.htm

References to “MSFL” refer to only MSFL, references to “Morgan Stanley” refer to only Morgan Stanley and references to “we,” “our” and “us” refer to MSFL and Morgan Stanley collectively. In this document, the “Securities” refers to the Trigger Yield Notes that are offered hereby. Also, references to the accompanying “prospectus” and “prospectus supplement” mean the prospectus filed by MSFL and Morgan Stanley dated November 16, 2017 and the prospectus supplement filed by MSFL and Morgan Stanley dated November 16, 2017, respectively.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Securities in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this document.

If the terms discussed in this free writing prospectus differ from those discussed in the prospectus supplement or prospectus, the terms contained in this free writing prospectus will control.

The Issue Price of each Security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the Securities, which are borne by you, and, consequently, the estimated value of the Securities on the Trade Date will be less than $1,000. We estimate that the value of each Security on the Trade Date will be approximately $948.80, or within $78.80 of that estimate. Our estimate of the value of the Securities as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the Securities on the Trade Date, we take into account that the Securities comprise both a debt component and a performance-based component linked to LIBOR. The estimated value of the Securities is determined using our own pricing and valuation models, market inputs and assumptions relating to LIBOR, instruments based on LIBOR, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the Securities?

In determining the economic terms of the Securities, including the Coupon Rate and the Downside Threshold, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the Securities would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the Securities?

The price at which MS & Co. purchases the Securities in the secondary market, absent changes in market conditions, including those related to LIBOR, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. currently intends, but is not obligated, to make a market in the Securities, and, if it once chooses to make a market, may cease doing so at any time.

PS-2

Investor Suitability
The Securities may be suitable for you if:	The Securities may not be suitable for you if:

♦   You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦   You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the Reference Rate.

♦   You understand that a very small percentage point decrease in the Reference Rate from the Initial Reference Rate to the Final Reference Rate can result in a significant loss on the Securities and that an investment in the Securities involves significant risks.

♦   You believe that the Final Reference Rate is not likely to be less than the Downside Threshold and, if it is, you can tolerate a loss of all or a substantial portion of your investment.

♦   You understand and accept that you will not participate in any increase in the Reference Rate, which may be significant, and that your potential return is limited to the Quarterly Coupons paid on the Securities.

♦   You would be willing to invest in the Securities if the Coupon Rate were set equal to the minimum Coupon Rate indicated on the cover hereof (the actual Coupon Rate for the Securities will be determined on the Trade Date).

♦   You would be willing to invest in the Securities if the Downside Threshold were set equal to the top of the range indicated on the cover (the actual Downside Threshold for the Securities will be determined on the Trade Date).

♦   You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the Reference Rate.

♦   You are willing and able to hold the Securities to maturity, as set forth on the cover of this free writing prospectus.

♦   You understand and accept the risks associated with the Reference Rate.

♦   You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which MS & Co. is willing to trade the Securities.

♦   You understand the factors that influence the Reference Rate and interest rates generally, and you understand and are willing to accept the risks associated with the Reference Rate.

♦   You are willing to assume our credit risk, and understand that if we default on our obligations you may not receive any amounts due to you and could lose your entire investment.

♦   You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦   You cannot tolerate a loss of all or a substantial portion of your investment, and are unwilling to make an investment that may have the same downside market risk as the Reference Rate.

♦   You do not seek an investment for which a very small percentage point decrease in the Reference Rate from the Initial Reference Rate to the Final Reference Rate can result in a significant loss on the Securities and that an investment in the Securities involves significant risks.

♦   You believe that the Final Reference Rate is likely to be less than the Downside Threshold and, if it is, you cannot tolerate a loss of all or a substantial portion of your investment.

♦   You seek an investment that participates in the full amount of any increase in the Reference Rate and whose return is not limited to the Quarterly Coupons paid on the Securities.

♦   You would be unwilling to invest in the Securities if the Coupon Rate were set equal to the minimum Coupon Rate indicated on the cover hereof (the actual Coupon Rate for the Securities will be determined on the Trade Date).

♦   You would be unwilling to invest in the Securities if the Downside Threshold were set equal to the top of the range indicated on the cover (the actual Downside Threshold for the Securities will be determined on the Trade Date).

♦   You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the Reference Rate.

♦   You are unable or unwilling to hold the Securities to maturity, as set forth on the cover of this free writing prospectus, or you seek an investment for which there will be an active secondary market.

♦   You do not understand the factors that influence the Reference Rate or interest rates generally, or you do not understand or are not willing to accept the risks associated with the Reference Rate.

♦   You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦   You are not willing to assume our credit risk for all payments under the Securities, including any repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the sections entitled “Key Risks” on page 6 of this free writing prospectus and “Risk Factors” beginning on page 5 of the accompanying prospectus for risks related to an investment in the Securities.

Indicative Terms
Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Issue Price	$1,000 per Security
Principal Amount	$1,000 per Security
Term	1 year
Reference Rate	3-Month USD LIBOR. See “Additional Terms of the Securities—LIBOR.” Please also see “Additional Terms of the Securities—Effect of Benchmark Transition Event,” which describes how the Payment at Maturity will be determined by reference to a different base rate than LIBOR following the occurrence of a Benchmark Transition Event.
Quarterly Coupon	Each Quarterly Coupon will be a fixed amount based on equal quarterly installments at the Coupon Rate, which is a per-annum rate, regardless of the performance of the Reference Rate. The Quarterly Coupon amount of at least $25.00 (at least 10.00% per annum) (to be determined on the Trade Date) is applicable to each Coupon Payment Date.
Payment at Maturity (per Security)

MSFL will pay you a cash payment on the Maturity Date linked to the performance of the Reference Rate during the term of the Securities, as follows:

•     If the Final Reference Rate is greater than or equal to the Downside Threshold, MSFL will pay you the $1,000 Principal Amount plus the Quarterly Coupon otherwise due.

•     If the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, MSFL will pay you an amount calculated as follows:

$1,000 + ($1,000 × Reference Rate Return)

In this case, you will lose a significant portion and could lose all of the Principal Amount by an amount proportionate to the negative Reference Rate Return from the Trade Date to the Final Valuation Date.

Coupon Payment Dates	Quarterly, on September 18, 2019, December 18, 2019, March 18, 2020 and the Maturity Date provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day
Reference Rate Return	Final Reference Rate – Initial Reference Rate Initial Reference Rate In no event, however, will the Reference Rate Return be less than -100%.
Initial Reference Rate	The Reference Rate on the Trade Date. See “Additional Terms of the Securities—Effect of Benchmark Transition Event—Adjustment to Initial Reference Rate,” which describes how we or our designee may adjust the Initial Reference Rate following the occurrence of a Benchmark Transition Event.
Final Reference Rate	The Reference Rate on the Final Valuation Date

Downside Threshold	50% to 55% of the Initial Reference Rate. The actual Downside Threshold will be set on the Trade Date.
Trustee	The Bank of New York Mellon
Calculation Agent	Morgan Stanley Capital Services LLC (“MSCS”)

Investment Timeline
Trade Date	The Initial Reference Rate, the Downside Threshold and the Coupon Rate are determined.

Quarterly Coupon	MSFL will pay you the applicable Quarterly Coupon.

Maturity Date

The Final Reference Rate and the Reference Rate Return are determined on the Final Valuation Date.

If the Final Reference Rate is greater than or equal to the Downside Threshold, MSFL will pay you the $1,000 Principal Amount plus the Quarterly Coupon otherwise due.

If the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, MSFL will pay you an amount calculated as follows:

$1,000 + ($1,000 × Reference Rate Return)

In this case, you will lose a significant portion and could lose all of the Principal Amount by an amount proportionate to the negative Reference Rate Return from the Trade Date to the Final Valuation Date.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU WILL LOSE A SIGNIFICANT PORTION OR ALL OF YOUR PRINCIPAL AMOUNT AT MATURITY IF THE FINAL REFERENCE RATE IS LESS THAN THE DOWNSIDE THRESHOLD. IF THE FINAL REFERENCE RATE IS LESS THAN THE DOWNSIDE THRESHOLD, THE PAYMENT AT MATURITY WILL BE BASED ON THE PERCENTAGE CHANGE OF THE REFERENCE RATE FROM THE INITIAL REFERENCE RATE TO THE FINAL REFERENCE RATE, AND A VERY SMALL ABSOLUTE PERCENTAGE POINT CHANGE IN THE REFERENCE RATE CAN RESULT IN A SIGNIFICANT LOSS ON THE SECURITIES. FOR EXAMPLE, ASSUMING A HYPOTHETICAL INITIAL REFERENCE RATE OF 2.50000% AND A HYPOTHETICAL DOWNSIDE THRESHOLD OF 1.37500% (55% OF THE HYPOTHETICAL INITIAL REFERENCE RATE), IF THE FINAL REFERENCE RATE WERE TO DECLINE BY ONLY 1.75000 PERCENTAGE POINTS TO 0.75000%, WHILE THE ABSOLUTE PERCENTAGE POINT CHANGE IN THE REFERENCE RATE IS ONLY 1.75000%, THAT MOVEMENT ACTUALLY REPRESENTS A 70% DECLINE FROM THE HYPOTHETICAL INITIAL REFERENCE RATE TO THE HYPOTHETICAL FINAL REFERENCE RATE, AND YOU WOULD LOSE 70% OF YOUR PRINCIPAL. YOU WILL LOSE ALL OF YOUR PRINCIPAL AMOUNT AT MATURITY IF THE FINAL REFERENCE RATE IS ZERO OR NEGATIVE. GENERALLY, THE HIGHER THE COUPON RATE FOR THE SECURITIES, THE GREATER RISK OF LOSS ON THOSE SECURITIES. YOUR RETURN POTENTIAL ON THE SECURITIES IS LIMITED TO THE QUARTERLY COUPONS PAYABLE ON THE SECURITIES, AND YOU WILL NOT PARTICIPATE IN ANY INCREASE IN THE REFERENCE RATE. IF YOU ARE ABLE TO SELL THE SECURITIES PRIOR TO MATURITY, YOU MAY RECEIVE SUBSTANTIALLY LESS THAN THE PRINCIPAL AMOUNT EVEN IF THE LEVEL OF THE REFERENCE RATE IS GREATER THAN THE DOWNSIDE THRESHOLD AT THE TIME OF SALE. ALL PAYMENTS ARE SUBJECT TO OUR CREDIT RISK. IF WE DEFAULT ON OUR OBLIGATIONS, YOU COULD LOSE SOME OR ALL OF YOUR INVESTMENT. THESE SECURITIES ARE NOT SECURED OBLIGATIONS AND YOU WILL NOT HAVE ANY SECURITY INTEREST IN, OR OTHERWISE HAVE ANY ACCESS TO, ANY UNDERLYING REFERENCE ASSET OR ASSETS.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to also read the “Risk Factors” section of the accompanying prospectus. You should also consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦	The Securities do not guarantee the return of any principal – The terms of the Securities differ from those of ordinary debt securities. Ordinary floating rate debt securities linked to an interest rate typically provide for the return of principal at maturity, subject to our credit risk, and the payment of interest that depends on the interest rate to which such securities are linked. Any decline in such interest rate would potentially affect the interest payable on such securities, but would not adversely affect the payment at maturity. The Securities do not pay interest based on the Reference Rate and, unlike ordinary debt securities, do not guarantee the repayment of any principal at maturity. Instead, if the Final Reference Rate is less than the Downside Threshold, MSFL will pay you significantly less than the full principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the negative Reference Rate Return from the Trade Date to the Final Valuation Date, in addition to the Quarterly Coupon otherwise due. In this case, you will have full downside exposure to the Reference Rate from the Initial Reference Rate to the Final Reference Rate and could lose some or all of your initial investment in the Securities. Investing in the Securities involves significant risks. For example, assuming a hypothetical Initial Reference Rate of 2.50000% and a hypothetical Downside Threshold of 1.37500% (55% of the hypothetical Initial Reference Rate), if the Final Reference Rate were to decline by only 1.75000 percentage points to 0.75000%, while the absolute percentage point change in the Reference Rate is only 1.75000%, that movement actually represents a 70% decline from the hypothetical Initial Reference Rate to the hypothetical Final Reference Rate, and you would lose 70% of your principal. You will lose all of your principal amount at maturity if the Final Reference Rate is zero or negative.

♦	Your potential return on the Securities is limited to the Quarterly Coupons paid on the Securities, and you will not participate in any increase in the Reference Rate – The potential return on the Securities is limited to the Quarterly Coupons, regardless of any increase in the Reference Rate. You may be subject to the decline in the Reference Rate even though you will not participate in any increase in the Reference Rate. As a result, the return on an investment in the Securities could be less than the return on a direct investment in the Reference Rate.

♦	A higher Coupon Rate and/or a lower Downside Threshold may reflect greater expected volatility of the Reference Rate, which is generally associated with a greater risk of loss – Volatility is a measure of the degree of variation in the Reference Rate over a period of time. The greater the expected volatility at the time the terms of the Securities are set, the greater the expectation is at that time that you may lose some or all of your principal at maturity. Further, the economic terms of the Securities, including the Coupon Rate and the Downside Threshold, are based, in part, on the expected volatility of the Reference Rate at the time the terms of the Securities are set, where higher expected volatility will generally be reflected in a higher Coupon Rate and/or a lower Downside Threshold as compared to otherwise comparable securities. Accordingly, a higher Coupon Rate will generally be indicative of a greater risk of loss while a lower Downside Threshold does not necessarily indicate that the Securities have a greater likelihood of returning your principal at maturity. In addition, and as described above in “The Securities do not guarantee the return of any principal,” in general, the higher potential return on the Securities as compared to the return payable on our ordinary debt securities with a comparable maturity indicates the risk that you may not receive a positive return on the Securities and may lose a significant portion or all of your investment. You should be willing to accept the downside market risk of the Reference Rate and the potential to lose a significant portion or all of your Principal Amount at maturity.

♦	Your return on the Securities (excluding Quarterly Coupons) is based on the performance of the Reference Rate, which may decline significantly during the term of the Securities, or may become negative – The Reference Rate may decline significantly during the term of the Securities, or may become negative, as a result of the factors described under “—The Reference Rate will be affected by a number of factors and may be volatile” below. An investment in the Securities is highly risky. You should not invest in the Securities if you do not understand the Reference Rate or interest rates generally.

♦	The historical performance of the Reference Rate is not an indication of future performance – The historical performance of the Reference Rate should not be taken as an indication of future performance during the term of the Securities. Changes in the levels of the Reference Rate will affect the trading price of the Securities, but it is impossible to predict whether such levels will rise or fall.

♦	Reform of LIBOR – LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause LIBOR to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the Securities.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of LIBOR could increase the costs and risks of administering or otherwise participating in the setting of LIBOR and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in LIBOR, trigger changes in the rules or methodologies used in LIBOR or lead to the disappearance of LIBOR. The disappearance of LIBOR or changes in the manner of administration of LIBOR could have materially adverse consequences in relation to the Securities.

♦	Potential replacement of LIBOR may adversely affect the return on the Securities and their secondary market prices – Central banks around the world, including the U.S. Federal Reserve, have commissioned working groups that include market participants (the “Alternative Rate Committees”) with the goal of finding suitable replacements for their currency’s LIBOR that are based on observable market transactions. The search for replacements accelerated after the Financial Stability Board reported that uncertainty surrounding the integrity of LIBOR represents a potentially serious systemic vulnerability and risk due to limited transactions in the underlying inter-bank lending market. In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, called for an orderly transition over a 4-5 year period from LIBOR to the reference rates selected by the Alternative Rate Committees. The FCA’s announcement stated that it expects that it would not be in a position to sustain LIBOR through its influence or legal compulsion powers after the end of 2021. Any transition away from LIBOR, as well as the uncertainty surrounding the future of LIBOR and future regulatory and market developments, could have a materially adverse effect on the return on the Securities and their secondary market prices. See also “Key Risks—Reform of LIBOR” herein.

♦	If LIBOR is discontinued, the Payment at Maturity will be determined by reference to a different base rate, which could adversely affect the value of the Securities, the return on the Securities and the price at which you can sell such Securities; there is no guarantee that any Benchmark Replacement will be a comparable substitute for LIBOR – If we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of three-month U.S. dollar LIBOR and cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then the Payment at Maturity on the Securities will no longer be determined by reference to LIBOR, but instead will be determined by reference to a different base rate, which will be a different benchmark than LIBOR, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under “Additional Terms of the Securities—Effect of Benchmark Transition Event” below. In such a case, in the first instance, the Payment at Maturity on the Securities will be determined based on Term SOFR, which is a forward-looking term rate based on SOFR that is currently being considered for development by the Alternative Reference Rates Committee (the “ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the Federal Reserve Bank of New York to help ensure a successful transition from U.S. dollar LIBOR to SOFR. There can be no assurance that the development of a Term SOFR will be completed and selected or recommended by the ARRC.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) ISDA or (iii) in certain circumstances, us or our designee. In addition, the terms of the Securities expressly authorize us or our designee to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “LIBOR determination date,” timing and frequency of determining rates and making payments and other administrative matters. The terms of the Securities also expressly authorize us or our designee to adjust the Initial Reference Rate following the occurrence of a Benchmark Transition Event. The determination of a Benchmark Replacement, the calculation of the Payment at Maturity on the Securities by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Securities in connection with a Benchmark Transition Event could adversely affect the value of the Securities, the return on the Securities and the price at which you can sell such Securities.

Any determination, decision or election described above will be made in our or our designee’s sole discretion.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of LIBOR, the Benchmark Replacement will not be the economic equivalent of LIBOR, there can be no assurance that the Benchmark Replacement will perform in the same way as LIBOR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for LIBOR (each of which means that a Benchmark Transition Event could adversely affect the value of the Securities, the return on the Securities and the price at which you can sell such Securities), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Securities, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance, (iv) the secondary trading market for securities linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

For example, if the Benchmark Replacement is a Term SOFR or Compounded SOFR, as adjusted as described herein, the composition and characteristics of SOFR are not the same as those of LIBOR and the Benchmark Replacement, as so adjusted, will not be the economic equivalent of LIBOR. In June 2017, the ARRC announced SOFR as its recommended alternative to U.S. dollar LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR represents interbank funding over different maturities. As a result, there can be no assurance that SOFR (including a Term SOFR or Compounded SOFR) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. Furthermore, a Benchmark Replacement of Term SOFR (if developed and selected or recommended by the ARRC) or Compounded SOFR, even with the application of a Benchmark Replacement Adjustment and any implementation of Benchmark Replacement Conforming Changes, will not have the same composition and characteristics as those of LIBOR and there is no guarantee that such Benchmark Replacement, as so adjusted, will be suitable as a substitute for LIBOR. For additional information regarding SOFR, see “Secured Overnight Financing Rate” below.

See also “—Reform of LIBOR” and “—Potential Replacement of LIBOR May Adversely Affect the Return on the Securities and their Secondary Market Prices” above.

♦	You may incur a loss on your investment if you sell your Securities prior to maturity – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Final Reference Rate is greater than the Downside Threshold at the time of sale.

♦	The probability that the Final Reference Rate will be less than the Downside Threshold will depend on the volatility of the Reference Rate – Volatility is a measure of the degree of variation in the Reference Rate over a period of time. The greater the expected volatility at the time the terms of the Securities are set, the greater the expectation is at that time that the Final Reference Rate will be less than the Downside Threshold, which would result in a loss of all or a substantial portion of your investment of your principal at maturity. However, the Reference Rate’s volatility can change significantly over the term of the Securities. The Reference Rate could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Rate and the potential to lose a significant portion or all of your principal amount at maturity.

♦	The Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or our credit spreads may adversely affect the market value of the Securities – You are dependent on our ability to pay all amounts due on the Securities, including Quarterly Coupons and at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the Securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Securities.

♦	As a finance subsidiary, MSFL has no independent operations and will have no independent assets – As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

♦	The Securities will not be listed on any securities exchange and secondary trading may be limited – The Securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Securities. MS & Co. currently intends, but is not obligated, make a market in the Securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the Securities, it is likely that there would be no secondary market for the Securities. Accordingly, you should be willing to hold your Securities to maturity.

♦	The Final Reference Rate is not based on the Reference Rate at any time other than the Final Valuation Date – The Final Reference Rate will be based on the Reference Rate on the Final Valuation Date and the payment at maturity will be based on the Final Reference Rate as compared to the Initial Reference Rate. Therefore, if the Reference Rate has declined as of the Final Valuation Date, the payment at maturity may be significantly less than it would otherwise have been had the Final Reference Rate been determined at a time prior to such decline or after the Reference Rate has recovered. Although the Reference Rate on the Maturity Date or at other times during the term of the Securities may be higher than the Reference Rate on the Final Valuation Date, the payment at maturity will be based solely on the Reference Rate on the Final Valuation Date as compared to the Initial Reference Rate.

♦	The market price of the Securities may be influenced by many unpredictable factors – Several factors, many of which are beyond our control, will influence the value of the Securities and the price, if any, at which your broker may be willing to purchase or sell the Securities, including, but not limited to: (i) actual or anticipated changes in the level of the Reference Rate, (ii) volatility of the level of the Reference Rate, (iii) changes in interest and yield rates, (iv)

any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. This can lead to significant adverse changes in the market price of the Securities. If you are able to sell the Securities prior to maturity, you may receive substantially less than the principal amount even if the level of the Reference Rate is greater than the Downside Threshold at the time of sale.

♦	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Securities in the Issue Price reduce the economic terms of the Securities, cause the estimated value of the Securities to be less than the Issue Price and will adversely affect secondary market prices – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Securities in secondary market transactions will likely be significantly lower than the Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Securities in the Issue Price and the lower rate we are willing to pay as Issuer make the economic terms of the Securities less favorable to you than they otherwise would be.

♦	The estimated value of the Securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Securities than those generated by others, including other dealers in the market, if they attempted to value the Securities. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Securities in the secondary market (if any exists) at any time. The value of your Securities at any time after the date of this free writing prospectus will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the Securities may be influenced by many unpredictable factors” above.

♦	Morgan Stanley, MSFL, UBS or our or their respective affiliates may publish research that could affect the market value of the Securities – Morgan Stanley, MSFL, UBS and our or their respective affiliates also expect to hedge their obligations under the Securities. Our or their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the Reference Rate specifically. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any of these activities may affect the market value of the Securities. In addition, Morgan Stanley, MSFL, UBS or our or their respective affiliates expect to hedge their obligations under the Securities and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Securities or in any secondary market transaction. Investors should make their own independent investigation of the merits of investing in the Securities and the Reference Rate upon which the Securities are based.

♦	The Calculation Agent, which is our affiliate, will make determinations with respect to the Securities – As Calculation Agent, MSCS will determine the Initial Reference Rate, the Downside Threshold, the Final Reference Rate and will calculate the amount payable at maturity. Moreover, certain determinations made by MSCS, in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the Reference Rate. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Additional Terms of the Securities—Reference Rate” below. In addition, MS & Co. has determined the estimated value of the Securities on the Trade Date.

♦	Uncertain tax treatment – There is no direct legal authority as to the proper treatment of the Securities for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the Securities are uncertain.

Please read the discussion under “What Are the Tax Consequences of the Securities” in this free writing prospectus concerning the U.S. federal income tax consequences of an investment in the Securities. We intend to treat a Security for U.S. federal income tax purposes as a unit consisting of (i) an Option (as defined below under “What Are the Tax Consequences of the Securities”) written by you to us that, if exercised, requires you to pay to us an amount equal to the Deposit (as defined below under “What Are the Tax Consequences of the Securities”), in exchange for a cash amount based on the performance of the Reference Rate, and (ii) a Deposit with us of a fixed amount of cash to secure your obligation under the Option. Alternative U.S. federal income tax treatments of the Securities are possible, and if the Internal Revenue Service (the “IRS”) were successful in asserting such an alternative tax treatment for the Securities the timing and the character of income on the Securities might differ significantly from the tax treatment described herein. We do not plan to request a ruling from the IRS regarding the tax treatment of the Securities, and the IRS or a court may not agree with the tax treatment described herein. Additionally, the risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the Securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Even if a Security is properly treated as a unit consisting of an Option and a Deposit, there is uncertainty regarding whether gain or loss recognized upon settlement at maturity should be treated as short-term capital gain or loss or as ordinary income or loss (which, in the case of loss, might be treated as a non-deductible “miscellaneous itemized deduction”).

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the Securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the Securities are the character and timing of income or loss (including whether the entire coupon on the Securities should be required to be included currently as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.

Non-U.S. Holders (as defined below) should note that we currently do not intend to withhold on any payments made with respect to the Securities to Non-U.S. Holders (subject to compliance by such holders with certification necessary to establish an exemption from withholding and to the discussion under “Additional Provisions―Tax considerations—FATCA”). However, it is possible in light of the uncertain treatment of the Securities that an applicable withholding agent will withhold on any of the payments made with respect to the Securities to Non-U.S. Holders. Furthermore, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the Securities to Non-U.S. Holders and will not be required to pay any additional amounts with respect to amounts withheld.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments, the issues presented by the IRS notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Payments on the Securities at Maturity

These examples are based on hypothetical terms. The actual terms will be determined on the Trade Date.

The examples below illustrate the payment at maturity for a $1,000.00 Security on a hypothetical offering of the Securities, with the following assumptions (the actual terms for the Securities are listed on the cover hereof or will be determined on the Trade Date; amounts may have been rounded for ease of reference):

Term:	1 year
Hypothetical Coupon Rate:	10.00% per annum (or 2.50% per quarter)
Hypothetical Quarterly Coupon:	$25.00 per quarter
Hypothetical Initial Reference Rate:	2.50000%
Hypothetical Downside Threshold:	1.37500%, which is 55% of the hypothetical Initial Reference Rate

Performance of the Reference Rate	Performance of the Securities

Final Reference Rate	Percentage Increase / Decrease of Reference Rate	Reference Rate Return[1]	Payment at Maturity (excluding Quarterly Coupons)	Return on Securities Purchased at $1,000 (excluding Quarterly Coupons)[2]	Payment at Maturity (including Quarterly Coupons)	Return on Securities Purchased at $1,000 (including Quarterly Coupons)[2]
4.50000%	80.000%	80.000%	$1,000.00	0.000%	$1,100.00	10.000%
4.25000%	70.000%	70.000%	$1,000.00	0.000%	$1,100.00	10.000%
4.00000%	60.000%	60.000%	$1,000.00	0.000%	$1,100.00	10.000%
3.75000%	50.000%	50.000%	$1,000.00	0.000%	$1,100.00	10.000%
3.50000%	40.000%	40.000%	$1,000.00	0.000%	$1,100.00	10.000%
3.25000%	30.000%	30.000%	$1,000.00	0.000%	$1,100.00	10.000%
3.00000%	20.000%	20.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.87500%	15.000%	15.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.75000%	10.000%	10.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.62500%	5.000%	5.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.50000%	0.000%	0.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.37500%	-5.000%	-5.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.25000%	-10.000%	-10.000%	$1,000.00	0.000%	$1,100.00	10.000%
2.00000%	-20.000%	-20.000%	$1,000.00	0.000%	$1,100.00	10.000%
1.87500%	-25.000%	-25.000%	$1,000.00	0.000%	$1,100.00	10.000%
1.75000%	-30.000%	-30.000%	$1,000.00	0.000%	$1,100.00	10.000%
1.50000%	-40.000%	-40.000%	$1,000.00	0.000%	$1,100.00	10.000%
1.37500%	-45.000%	-45.000%	$1,000.00	0.000%	$1,100.00	10.000%
1.37490%	-45.004%	-45.004%	$549.96	-45.004%	$649.96	-45.004%
1.00000%	-60.000%	-60.000%	$400.00	-60.000%	$500.00	-50.000%
0.75000%	-70.000%	-70.000%	$300.00	-70.000%	$400.00	-60.000%
0.50000%	-80.000%	-80.000%	$200.00	-80.000%	$300.00	-70.000%
0.25000%	-90.000%	-90.000%	$100.00	-90.000%	$200.00	-80.000%
0.00000%	-100.000%	-100.000%	$0.00	-100.000%	$100.00	-90.000%
-0.25000%	-110.000%	-100.000%	$0.00	-100.000%	$100.00	-90.000%
-0.50000%	-120.000%	-100.000%	$0.00	-100.000%	$100.00	-90.000%
-0.75000%	-130.000%	-100.000%	$0.00	-100.000%	$100.00	-90.000%
-1.00000%	-140.000%	-100.000%	$0.00	-100.000%	$100.00	-90.000%

1 The Reference Rate Return will not be less than -100%, even if the Final Reference Rate is negative.

2 This “Return on Securities” is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount Security to the purchase price of $1,000 per Security.

Example 1 - The Reference Rate increases by 1.25000 percentage points from the Initial Reference Rate of 2.50000% to a Final Reference Rate of 3.75000%. The Reference Rate Return is greater than the Downside Threshold.

Because the Final Reference Rate is greater than or equal to the Downside Threshold, the Payment at Maturity is equal to $1,000.00 plus the Quarterly Coupon otherwise due.

The payment at maturity of $1,000 per Security (excluding Quarterly Coupons) represents a return on the Securities of 0.000%. The total payment on the Securities over their term (including Quarterly Coupons) is $1,100.00 per Security, representing a total return on the Securities of 10.000%.

Even though the Reference Rate Return is 50.000% in this example, your return is limited to the Quarterly Coupons paid over the term of the Securities. You will not participate in any increase in the Reference Rate.

Example 2 - The Reference Rate decreases by 0.50000 percentage points from the Initial Reference Rate of 2.50000% to a Final Reference Rate of 2.00000%. The Reference Rate is greater than the Downside Threshold.

Because the Final Reference Rate is greater than or equal to the Downside Threshold, the Payment at Maturity is equal to $1,000.00 plus the Quarterly Coupon otherwise due.

The payment at maturity of $1,000.00 per Security (excluding Quarterly Coupons) represents a return on the Securities of 0.000%. The total payment on the Securities over their term (including Quarterly Coupons) is $1,100.00 per Security, representing a total return on the Securities of 10.000%.

Example 3 - The Reference Rate decreases by 1.75000 percentage points from the Initial Reference Rate of 2.50000% to a Final Reference Rate of 0.75000%. The Reference Rate Return is less than the Downside Threshold and expressed as a formula:

$1,000.00 + ($1,000.00 × Reference Rate Return)

$1,000.00 + ($1,000.00 × -70.000%) = $1,000.00 + -$700 = $300.00

Because the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, the payment at maturity is equal to $300.00 per Security (excluding Quarterly Coupons), resulting in a total loss on the Securities of 70.000%. The total payment on the Securities over their term (including Quarterly Coupons) is $400.00 per Security, representing a total return on the Securities of -60.000%.

As this example illustrates, if the Final Reference Rate is less than the Downside Threshold, the payment at maturity will be based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate and a very small absolute percentage point change in the Reference Rate can result in a significant loss on the Securities. In this example, while the absolute percentage point change in the Reference Rate is only 1.75000%, that movement actually represents a 70% decline from the Initial Reference Rate to the Final Reference Rate, and investors would lose 70% of their principal amount at maturity.

If the Final Reference Rate is less than the Downside Threshold, MSFL will pay you significantly less than the full principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the negative Reference Rate Return.

Example 4 - The Reference Rate decreases by 3.75000 percentage points from the Initial Reference Rate of 2.50000% to a Final Reference Rate of -1.25000%. The Reference Rate Return is less than the Downside Threshold and expressed as a formula:

$1,000 + ($1,000 × Reference Rate Return)

$1,000 + ($1,000 × -100.000%) = $1,000 + -$1,000 = $0.00

Because the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, the payment at maturity is equal to $0.00 per Security (excluding Quarterly Coupons), resulting in a total loss on the Securities of the entire principal amount of the Securities. The total payment on the Securities over their term (including Quarterly Coupons) is $100.00 per Note, representing a total return on the Securities of -90.000%.

As this example illustrates, the Final Reference Rate may be negative, which would result in a decline from the Initial Reference Rate of more than 100%. However, the Reference Rate Return will not be less than -100%, even if the percentage decline from the Initial Reference Rate to the Final Reference Rate is greater than 100%. You will lose all of your principal at maturity if the Final Reference Rate is zero or negative.

What Are the Tax Consequences of the Securities?

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Securities issued under this free writing prospectus and is superseded by the following discussion.

The following is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of ownership and disposition of the Securities. This discussion applies only to initial investors in the Securities who:

t	purchase the Securities at their “issue price,” which will equal the first price at which a substantial amount of the Securities is sold to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers); and

t	hold the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

t	certain financial institutions;

t	insurance companies;

t	certain dealers and traders in Securities or commodities;

t	investors holding the Securities as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

t	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

t	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

t	regulated investment companies;

t	real estate investment trusts; or

t	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the Securities or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the Securities to you.

As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. The effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income. Moreover, the discussion below does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the Securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the Securities. We intend to treat a Security, under current law, for U.S. federal income tax purposes, as a unit consisting of the following:

(i)	an option (the “Option”) written by you to us that, if exercised, requires you to pay us an amount equal to the Deposit (as defined below) in exchange for a cash amount based on the performance of the Reference Rate; and

(ii)	a deposit with us of a fixed amount of cash, equal to the issue price, to secure your obligation under the Option (the “Deposit”) that pays interest based on our cost of borrowing at the time of issuance (the “Yield on the Deposit”).

Based on the treatment set forth above, a portion of the coupon on the Securities will be treated as the Yield on the Deposit, and the remainder will be attributable to the premium on the Option (the “Option Premium”). The Yield on the Deposit will be determined by us as of the Trade Date and set forth in the applicable pricing supplement.

We will allocate 100% of the issue price of the Securities to the Deposit and none to the Option. Our allocation of the issue price between the Option and the Deposit will be binding on you, unless you timely and explicitly disclose to the Internal Revenue Service (the “IRS”) that your allocation is different from ours. This allocation is not, however, binding on the IRS or a court.

No statutory, judicial or administrative authority directly addresses the treatment of the Securities or instruments similar to the Securities for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Securities. Significant aspects of the U.S. federal income tax consequences of an investment in the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the tax treatment described herein. In the opinion of our counsel, Davis Polk & Wardwell LLP, the treatment of the Securities described above is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Moreover, our counsel’s opinion is based on market conditions as of the date of this free writing prospectus and is subject to confirmation on the pricing date. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities (including alternative treatments of the Securities). Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

t	a citizen or individual resident of the United States;

t	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

t	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Securities

Assuming the treatment of the Securities and allocation of the issue price as set forth above are respected, the following U.S. federal income tax consequences should result.

Coupon Payments on the Securities. Under the characterization described above under “—General,” only a portion of the coupon payments on the Securities will be attributable to the Yield on the Deposit. The remainder of the coupon payments will represent payments attributable to the Option Premium. The Deposit will be treated as a “short-term obligation” for U.S. federal income tax purposes. Accordingly, to the extent attributable to the Yield on the Deposit, coupon payments on the Securities will generally be taxable to a U.S. Holder as ordinary interest income. A U.S. Holder who is a cash-method taxpayer will not be required to include the Yield on the Deposit currently in income for U.S. federal income tax purposes prior to receipt of such amounts unless the holder elects to do so. A U.S. Holder who is a cash-method taxpayer and does not make such election should include the Yield on the Deposit as income upon receipt. An accrual-method U.S. Holder will be required to include the Yield on the Deposit in income as it accrues on a straight-line basis, unless the holder makes an election to accrue the Yield on the Deposit according to a constant yield method based on daily compounding.

Additionally, a cash-method U.S. Holder who does not elect to accrue the Yield on the Deposit will be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the Securities until the Yield on the Deposit is included in income. The amount of deductions required to be deferred should not exceed the amount of the Yield on the Deposit the U.S. Holder would have taken into income under an election to accrue such amounts.

The Option Premium will not be taxable to a U.S. Holder upon receipt but will be accounted for as described below.

Tax Basis. Based on our determination set forth above, the U.S. Holder’s initial tax basis in the Deposit will be 100% of the issue price. The determination of gain or loss with respect to the Option is described below.

Taxation of the Securities at Maturity

Receipt of Stated Principal Amount in Cash upon Maturity of the Securities. If a U.S. Holder receives the stated principal amount of a Security in cash (excluding cash attributable to coupon payments on the Security, which would be taxed as described above under “—Coupon Payments on the Securities”), the Option will be deemed to have expired unexercised. In such case, the U.S. Holder will not recognize any gain upon the return of the Deposit, but will recognize the total amount of Option Premium received by the U.S. Holder over the term of the Securities (including Option Premium received upon maturity) as gain at such time. See below under “—Character of Gain or Loss at Maturity” regarding the uncertain character of such gain.

Receipt of a Cash Amount Based on the Performance of the Reference Rate upon Maturity of the Securities. If a U.S. Holder receives an amount of cash (excluding cash attributable to coupon payments on the Securities, which would be taxed as described above under “—Coupon Payments on the Securities”) that is less than the stated principal amount of the Securities, the Option will be deemed to have been exercised and the U.S. Holder will be deemed to have applied the Deposit toward the cash settlement of the Option. In such case, the U.S. Holder will not recognize any gain or loss in respect of the Deposit, but will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received by the U.S. Holder at maturity (excluding cash attributable to coupon payments on the Securities), plus the total Option Premium received by the U.S. Holder over the term of the Securities (including the Option Premium received at maturity) and (ii) the Deposit. See below under “—Character of Gain or Loss at Maturity” regarding the uncertain character of such gain or loss.

Character of Gain or Loss at Maturity. Because the payment at maturity of a Security is based on the performance of an interest rate, there is significant uncertainty regarding whether gain or loss recognized with respect to the Option at the maturity of a Security should be treated as capital gain or loss or as ordinary income or loss. Our counsel believes it would be reasonable to treat any such gain or loss as short-term capital gain or loss. However, the IRS may assert that any gain or loss recognized by a U.S. Holder upon maturity of the Securities should be treated as ordinary income or loss. In the event of an ordinary loss to certain non-corporate U.S. Holders, any deduction arising from the loss may be treated as a non-deductible “miscellaneous itemized deduction.” You should consult your tax adviser regarding the character of gain or loss recognized upon maturity of the Securities.

Sale or Exchange of the Securities Prior to Maturity. For the purpose of determining gain or loss on the Deposit and the Option upon sale or exchange of the Securities prior to maturity, a U.S. Holder should apportion the amount realized between the Deposit and the Option based on their respective values on the date of such sale or exchange. The amount of gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit, less the U.S. Holder’s adjusted tax basis in the Deposit. Such gain will be treated as ordinary interest income to the extent of any accrued but unpaid Yield on the Deposit not previously included in income, and any remaining gain will be treated as short-term capital gain. Loss on the Deposit will be treated as short-term capital loss. The amount realized that is attributable to the Option, together with the total Option Premium received by the U.S. Holder over the term of the Security, should be treated as short-term capital gain.

If the value of the Deposit on the date of such sale or exchange exceeds the total amount realized on the sale or exchange of the Security, the U.S. Holder will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment (the “Option Assumption Payment”) to the purchaser of the Security equal to the amount of such excess, in exchange for the purchaser’s assumption of the U.S. Holder’s rights and obligations under the Option. In such a case, the U.S. Holder should recognize short-term capital gain or loss in respect of the Option in an amount equal to the total Option Premium received by the U.S. Holder over the term of the Security, less the amount of the Option Assumption Payment deemed to be made by the U.S. Holder.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper characterization of the Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. If the IRS were successful in asserting an alternative treatment, the timing and/or character of income, gain or loss with respect to the Securities would be materially and adversely affected.

Under one alternative characterization, the IRS could seek to treat a Security as a unit consisting of a deposit and a “notional principal contract” instead of an option. In that event, because there are no currently effective regulations that comprehensively address the treatment of income and deductions on a notional principal contract providing for contingent payments, the timing and character of income and deductions on the notional principal contract would be unclear. A U.S. Holder would likely be required to recognize income during the term of the Securities with respect to the notional principal contract, in an amount that could differ from the portion of the coupon payments that is attributable to the notional principal contract. In addition, any income or loss recognized by a U.S. Holder at maturity of the Securities would likely be ordinary income or loss (which, in the case of loss, might be treated as a non-deductible “miscellaneous itemized deduction”).

Alternatively, the IRS could assert that a Security is a short-term debt instrument, with the result that the timing and character of income or loss on the Securities might differ from the tax treatment described above. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the Securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Other alternative U.S. federal income tax characterizations or treatments of the Securities are also possible, which if applied could significantly affect the timing and character of income or loss with respect to the Securities. It is possible, for example, that a Security could be treated as constituting an “open transaction” with the result that the coupon payments on the Securities might not be accounted for separately as giving rise to income to U.S. Holders until the sale, exchange or settlement of the Securities. Alternatively, the entire amount of each coupon payment on the Securities could be required to be included in income by a U.S. Holder at the time received or accrued. Accordingly, prospective purchasers should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the Securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the Securities is the character and timing of income or loss realized with respect to these instruments (including whether the Option Premium might be required to be included currently as ordinary income). Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Securities, including the possible implications of this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

t	an individual who is classified as a nonresident alien;

t	a foreign corporation; or

t	a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

t	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

t	certain former citizens or residents of the United States; or

t	a holder for whom income or gain in respect of the Securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities.

General

Assuming the treatment of the Securities as set forth above is respected and subject to the discussion below regarding FATCA, payments with respect to a Security, and gain realized on the sale, exchange or other disposition of such Security, should not be subject to U.S. federal income or withholding tax under current law, provided that:

t	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

t	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

t	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

t	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Security (or a financial institution holding a Security on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form), on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Possible Alternative Tax Treatments of an Investment in the Securities

As described above under “—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Securities,” the IRS may seek to apply a different characterization and tax treatment from the treatment described herein. Moreover, among the issues addressed in the IRS notice described in “—Tax Consequences to U.S. Holders” is the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the Securities, possibly with retroactive effect. There is substantial uncertainty regarding the proper tax treatment of the Securities. Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Securities, including the possible implications of the notice discussed above. Prospective investors should note that we currently do not intend to withhold on any of the payments made with respect to the Securities to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion below regarding FATCA). However, it is possible in light of the uncertain treatment of the Securities that an applicable withholding agent will withhold on payments made with respect to the Securities to Non-U.S. Holders. Furthermore, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the Securities to Non-U.S. Holders and we will not be required to pay any additional amounts with respect to amounts withheld.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the Securities may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Securities.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with any coupon payment and may be filed with the IRS in connection with the payment at maturity on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described under “—General—Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) applies to payments of U.S.-source FDAP income and to payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends. Under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. While the treatment of the Securities is unclear, you should assume that the yield on the Deposit will be subject to the FATCA rules. It is also possible in light of this uncertainty that an applicable withholding agent will treat the entire amount of the coupon payments as being subject to the FATCA rules. If withholding applies to the Securities, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the Securities.

The discussion in the preceding paragraphs, insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Securities.

The Reference Rate

The reference rate is LIBOR with an index maturity of 3 months and an index currency of U.S. dollars. See the information set forth under “Additional Terms of the Securities—LIBOR” below.

Historical Information

The following graph sets forth the historical performance of the Reference Rate based on the percentage level of the Reference Rate from January 1, 2009 through June 10, 2019. The Reference Rate on June 10, 2019 was 2.4358%.

You should not take the historical values of the Reference Rate as an indication of its future performance. No assurance can be given as to the level of the Reference Rate, including on the Final Valuation Date. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

When reviewing the historical performance of the Reference Rate in the below graph, it is important to understand that a very small absolute percentage point change in the Reference Rate can result in a significant loss on the Securities. You will lose all of your principal at maturity if the Final Reference Rate is zero or negative.

* The dashed line indicates the hypothetical Downside Threshold, assuming the Reference Rate on June 10, 2019 were its Initial Reference Rate.

Past performance is not indicative of future results.

Secured Overnight Financing Rate

As further described under “Risk Factors” above, the Payment at Maturity on the Securities may, in certain circumstances, be determined by reference to either a Term SOFR or Compounded SOFR.

SOFR is published by the New York Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The New York Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate and bilateral Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”), and SOFR is filtered by the New York Federal Reserve to remove some (but not all) of the foregoing transactions considered to be “specials.” According to the New York Federal Reserve, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The New York Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The New York Federal Reserve also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the New York Federal Reserve would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by Morgan Stanley & Co. LLC, a wholly owned subsidiary of Morgan Stanley, as a primary dealer.

The New York Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the New York Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. government securities business day, the New York Federal Reserve publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the New York Federal Reserve’s publication would indicate the revision. This revision threshold will be reviewed periodically by the New York Federal Reserve and may be changed based on market conditions.

Because SOFR is published by the New York Federal Reserve based on data received from other sources, we have no control over its determination, calculation or publication. See “Risk Factors” above.

The information contained in this section “Secured Overnight Financing Rate” is based upon the New York Federal Reserve’s Website and other U.S. government sources.

Additional Terms of the Securities

LIBOR

Notwithstanding the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—LIBOR Debt Securities,” “Reference Rate” or “3-Month USD LIBOR” mean, for any day with respect to which the level of such rate must be determined (each, a “LIBOR determination date”), the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that LIBOR determination date that appear on the Designated LIBOR Page as of approximately 11:00 a.m., London time, on that LIBOR determination date, if at least two offered rates appear on the Designated LIBOR Page, provided that if the specified Designated LIBOR Page, as defined below, by its terms provides only for a single rate, that single rate will be used.

o	If (i) fewer than two offered rates appear or (ii) no rate appears and the Designated LIBOR Page by its terms provides only for a single rate, then the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, after consultation with the Issuer, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following the LIBOR determination date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that LIBOR determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, LIBOR determined on that LIBOR determination date will be the arithmetic mean of those quotations.

o	If fewer than two quotations are provided, as described in the prior paragraph, LIBOR will be determined for the applicable LIBOR determination date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on that LIBOR determination date, by three major banks in New York City selected by the Calculation Agent, after consultation with the Issuer, for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

o	If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that LIBOR determination date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Effect of Benchmark Transition Event

The following provisions apply to the Securities notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—LIBOR Debt Securities.”

Benchmark Replacement. If we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Securities in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Adjustment to Initial Reference Rate. In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to adjust the Initial Reference Rate to take into account the effect of any other determination, decision or election that may be made by us or our designee pursuant to this section entitled “Effect of Benchmark Transition Event.”

Decisions and Determinations. Any determination, decision or election that may be made by us or our designee pursuant to this section entitled “Effect of Benchmark Transition Event,” including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	will be made in our or our designee’s sole discretion; and

•	notwithstanding anything to the contrary in the documentation relating to the Securities, shall become effective without consent from the holders of the Securities or any other party.

Certain Defined Terms. As used herein:

“Benchmark” means, initially, three-month U.S. dollar LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to three-month U.S. dollar LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if we or our designee cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(5)	the sum of: (a) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “LIBOR determination date,” timing and frequency of determining rates and making payments, and other administrative matters) that we or our designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decide that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by us or our designee in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)	if, and to the extent that, we or our designee determine that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us or our designee giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is three-month U.S. dollar LIBOR, 11:00 a.m., London time, on the relevant LIBOR determination date, and (2) if the Benchmark is not three-month U.S. dollar LIBOR, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Postponement of Final Valuation Date and Maturity Date

If the scheduled Final Valuation Date is not a London banking day, the Final Valuation Date will be postponed to the immediately following London banking day.

If the Final Valuation Date is postponed so that it falls less than two business days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second business day following the Final Valuation Date, as postponed.

Acceleration Amount in case of an Event of Default

In case an event of default with respect to the Securities shall have occurred and be continuing, the amount declared due and payable per Security upon any acceleration of the Securities shall be an amount in cash equal to the value of such Security on the day that is two business days prior to the date of such acceleration, as determined by the Calculation Agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the Calculation Agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Trade Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such Security. Because the Calculation Agent will take into account movements in market interest rates, any increase in market interest rates since the Trade Date will lower the value of your claim in comparison to if such movements were not taken into account.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to the Issuer, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the default amount.

Trustee

The “Trustee” for each offering of notes issued under our Senior Debt Indenture, including the Securities, will be The Bank of New York Mellon, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)).

Agent

The “agent” is MS & Co.

Calculation Agent and Calculations

The “Calculation Agent” for the Securities will be MSCS. As Calculation Agent, MSCS will determine, among other things, the Initial Reference Rate, the Coupon Rate, the Final Reference Rate and the Payment at Maturity.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to the determination of the amount of cash payable per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Securities will be rounded to the nearest cent, with one-half cent rounded upward.

Form of Securities

The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, the Depositary and will be registered in the name of a nominee of the Depositary. The Depositary’s nominee will be the only registered holder of the Securities. Your beneficial interest in the Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in the Depositary. In this free writing prospectus, all references to payments or notices to you will mean payments or notices to the Depositary, as the registered holder of the Securities, for distribution to participants in accordance with the Depositary’s procedures. For more information regarding the Depositary and book entry notes, please read “Form of Securities—The Depositary” in the accompanying prospectus supplement and “Securities Offered on a Global Basis Through the Depositary” in the accompanying prospectus.

Use of Proceeds and Hedging

The proceeds from the sale of the Securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Security issued, because, when we enter into hedging transactions in order to meet our obligations under the Securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the Securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Securities. See also “Use of Proceeds” in the accompanying prospectus.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Securities.

Because we may be considered a party in interest with respect to many Plans, the Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The Securities are contractual financial instruments. The financial exposure provided by the Securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Securities. The Securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Securities.

Each purchaser or holder of any Securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Securities, (B)

the purchaser or holder’s investment in the Securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Securities and (B) all hedging transactions in connection with our obligations under the Securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the Securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any Securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these Securities should consult and rely on their own counsel and advisers as to whether an investment in these Securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering. We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the Securities at the issue price less the underwriting discount indicated on the cover of this document. UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission of $20 for each Security it sells.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Securities. When MS & Co. prices this offering of Securities, it will determine the economic terms of the Securities, including the Coupon Rate and the Downside Threshold, such that for each Security the estimated value on the Trade Date will be no lower than the minimum level described in “Additional Information about Morgan Stanley, MSFL and the Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.